UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Diversified Healthcare Trust

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

25525P107

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d–1(b)

☐	Rule 13d–1(c)

☐	Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25525P107

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,720,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,720,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,720,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

1

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 240,450,349 common shares of beneficial interest outstanding as of October 27, 2023, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on November 1, 2023.

CUSIP NO. 25525P107

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,720,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,720,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,720,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO. 25525P107

1	NAMES OF REPORTING PERSONS Robert J. O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 15,720,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 15,720,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,720,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SCHEDULE 13G

Item 1(a)

The name of the issuer is Diversified Healthcare Trust (the “Company”).

Item 1(b)

The Company’s principal executive office is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458-1634.

2(a) Name of person filing:

This Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea with respect to the ownership of the common shares of beneficial interest of the Company held by Silver Point Capital Fund, L.P. and Silver Point Capital Offshore Master Fund, L.P.2 Silver Point, Mr. Mulé and Mr. O’Shea are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2024, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

2(b) Address or principal business office or, if none, residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1, Greenwich, CT 06830.

2(c) Citizenship:

Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mulé and Mr. O’Shea are U.S. citizens.

2(d) Title of class of securities:

common shares of beneficial interest, par value $0.01 per share

2(e) CUSIP No.:

25525P107

2

The funds listed in Item 2(a) above (collectively, the “Funds”) are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mule and Mr. Robert J. O’Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☒	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

A. Silver Point Capital, L.P.

(a) Amount beneficially owned: 15,720,000

(b) Percent of class: 6.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 15,720,000

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 15,720,000

B. Edward A. Mulé

(a) Amount beneficially owned: 15,720,000

(b) Percent of class: 6.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 15,720,000

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 15,720,000

C. Robert J. O’Shea

(a) Amount beneficially owned: 15,720,000

(b) Percent of class: 6.5%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 15,720,000

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 15,720,000

SCHEDULE 13G

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement dated February 14, 2024.

Exhibit B	Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert J. O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit C	Power of Attorney of Robert J. O’Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert J. O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).